

April 30, 2013

Via E-mail
Mr. Paul Beldin
Chief Accounting Officer
Apartment Investment and Management Company
4582 South Ulster Street
Suite 1100
Denver, CO 80237

> **Re:** **Apartment Investment and Management Company**
> **Form 10-K**
> **Filed February 25, 2013**
> **File No. 001-13232**

Dear Mr. Beldin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 14

1.   We note your disclosure on page 9 regarding your intended redevelopment costs. In future Exchange Act periodic reports, to the extent you engage in redevelopment of your properties, and to the extent such redevelopment is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

2.   We note your definition of EBITDA on page 5. Please note that Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and

amortization. To the extent that you define EBITDA differently for purposes of calculating your leverage ratios, please characterize the measure as something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Results of Operations, page 22

3.   Please define "average revenue per effective unit" to the extent that you continue to present this metric in future filings. Please provide us with your proposed disclosure.

Equity and Partner's Capital Transactions, page 36

4.   We note that you have disclosed the net proceeds of 405,990 shares issued in 2012 through your preferred stock at-the-market program. Please tell us the gross proceeds or, alternatively, the average price per share of the shares issued in this program. To the extent you issue shares in the future under this program, please also include such disclosure in your future Exchange Act periodic reports.

Consolidated Statements of Cash Flows, page F-8

5.   Please tell us what is included in "Other investing activities" and "Other financing activities." To the extent that amounts in these categories are significant to the category as a whole, please confirm that you will identify components separately on the face of the cash flows statement or provide narrative disclosure in the MD&A.

Note 10 – Commitments and Contingencies, page F-33

6.   Please expand your discussion of the put option on the West Harlem properties to discuss the current operating performance of the properties as it relates to the achievement of performance thresholds that would trigger the put option. To the extent known by management, please also discuss the likelihood of the put option being exercised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief